FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 23, 2003

HUNGARIAN TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:
Szabolcs Czenthe
Head of Investor Relations Department

Date: April 23, 2003

AGREEMENT ON DISCONTINUATION OF ANALOG MOBILE SERVICE

BUDAPEST – April 23, 2003 - Matáv (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, today announced that it has reached an agreement with the Ministry of Information and Communications to modify the concession agreement of Westel Rádiótelefon Ltd. (‘0660’) and to allow 0660 to discontinue its analog (NMT) service from June 30, 2003. 0660 is a Matáv Rt. owned company providing radiotelephone services.

As a result of the discussions held since the beginning of 2003, Matáv and the Ministry of Information and Communications have come to an agreement in principle on the negotiations and the amendment is expected to be signed in the near future. Based on this agreement, the NMT service will cease as from June 30, 2003.

Having started operations in 1990, 0660 was Hungary’s first mobile service provider and the first analog mobile telephone service provider in Central Europe. The company played a significant role in driving demand for mobile services in Hungary, with the number of subscribers approaching 100,000 in 1999. Due to the operation of service providers on the three-player GSM market, since 1999 the significance of the analog based service has seen a gradual decline. 0660 is no longer able to compete with the modern, more efficient mobile service providers in either quality or in range of services. GSM services are used by nearly 7 million customers in Hungary, while the number of 0660 subscribers has already declined to 17,000. As a result of all the above factors, in 2002 the company’s operation failed to make a profit.

Matáv sees the digital technology as the future of mobile telecommunications. Westel Mobile Ltd. has made significant investments in the interest of increasing coverage and the other service providers operating on the mobile market have followed suit.  As a result, GSM coverage is now close to that of NMT, while the quality and level of services provided is superior.

The Matáv Group will make maximum effort to ensure a smooth transition for the affected subscribers during the transition of the service. Customers will be able to choose a GSM service according to their preferences, while 0660 will make a special offer to their active customers in the interest of maintaining a continuous mobile service.

The discontinuation of the service will not substantially affect the profitability of the Matáv Group, as the company made provisions covering the costs of the termination during last year. The assets related to the concession have been written off in the past years. No decision has yet been made on the remaining assets of the company  (in a book value of HUF 1.1 billion at the end of 2002), which are mainly real estates.